

LMFUNDING
AMERICA, INC.

NASDAQ: LMFA



Bitcoin Mining and Specialty Finance

Investor Presentation

June 2023

Forward-Looking Statements



This presentation may contain forward-looking statements the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," and "project" and other similar words and expressions are intended to signify forward-looking statements. Forward-looking statements are not guaranties of future results and conditions but rather are subject to various risks and uncertainties.

Some of these risks and uncertainties are identified in the company's most recent Annual Report on Form 10-K and its other filings with the SEC, which are available at www.sec.gov. These risks and uncertainties include, without limitation, uncertainty created by the COVID-19 pandemic, the risks of operating in the cryptocurrency mining business, the early stage of our cryptocurrency mining business and our lack of operating history in such business, the capacity of our bitcoin mining machines and our related ability to purchase power at reasonable prices, the ability to finance our cryptocurrency mining business, our ability to acquire new accounts in our specialty finance business at appropriate prices, the need for capital, our ability to hire and retain new employees, changes in governmental regulations that affect our ability to collected sufficient amounts on defaulted consumer receivables, changes in the credit or capital markets, changes in interest rates, and negative press regarding the debt collection industry. The occurrence of any of these risks and uncertainties could have a material adverse effect on our business, financial condition, and results of operations.

For additional disclosure regarding risks faced by LM Funding America, Inc., please see our public filings with the Securities and Exchange Commission, available on the Investor Relations section of our website at www.lmfunding.com and on the SEC's website at www.sec.gov.

Investment Highlights



LMFUNDING
AMERICA, INC.



Continue to execute on Bitcoin mining strategy; currently have approximately 5,000 miners, electrified and actively mining Bitcoin, providing the Company with approximately 520 petahash of mining capacity currently

Signed new contract with GIGA Energy for 1,080 machines which will result in 6,075 total miners and 627 petahash of mining capacity at June 30, 2023

Acquired the assets of Symbiont.io, whose Symbiont Assembly™ is a blockchain platform for building and running decentralized applications called "smart contracts

Strong balance sheet: $5.2 million in liquidity (Cash and BTC), working capital of $4.6 million, $46.1M total assets, $0.2 million of long-term debt at March 31, 2023

Total Equity of $44 million with per share book value of $3.36 as of March 31, 2023

LM Funding America: Our Management





Bruce Rodgers, *Founder, Chief Executive Officer & President*

- Former Chairman and CEO of LMF Acquisition Opportunities, Inc. (Nasdaq:LMAO now ICU)
- Entrepreneur developed business model and led LMFA through multiple private fundraising rounds leading to IPO in 2015
- Led LMFA through 3 subsequent public offerings and purchased and sold complimentary businesses
- Former Partner at Foley & Lardner with transaction experience in banking, shipping, energy, technology, hospitality, cannabis, and real estate development
- Director of SeaStar Medical (Nasdaq: ICU)
- B.S. Engineering from Vanderbilt University and a Juris Doctor, with honors, from the University of Florida, Lieutenant, Surface Warfare Officer, United States Navy (1985 – 1989)



Richard Russell, *Chief Financial Officer*

- Mr. Russell has broad financial skills with a focus on public companies in the healthcare, beverage, food service, transportation and logistics, T.V. Broadcast, manufacturing and office technology industries
- Former CFO of LMF Acquisition Opportunities, Inc (Nasdaq: LMAO) and Generation Income Properties (Nasdaq:GIPR)
- Director for two public companies: SeaStar Medical (Nasdaq: ICU) and Trident Brands (TDNT) and former Chairman of Hillsborough County (Florida) Internal Audit Committee
- Bachelor of Science in Accounting and a Master's in Tax Accounting from the University of Alabama, and an M.B.A. in Business Administration from the University of Tampa

Why Bitcoin?



"Trust(lessness)"

Bitcoin is a new technology enabling decentralized transactions between parties not requiring an intermediary bank or institution.



LMFA's Bitcoin Mining Strategy



Minimize Operational Risk and Market Volatility Risk

Low Cost of Capital

- Access to lower cost of capital as a public company

Purchase Bitcoin Mining Machines direct from Manufacturers

- Wholesale purchase of miners directly from the manufacturer
- Secure latest generation of miners at the lowest possible cost
- Total miners owned uses less than avg. 28 joules per terahash

Host Bitcoin Machines with Best-in-Class Providers

- Commodity driven
- Contract with best-in-class providers to manage power costs
- Geographic diversity to address weather and political risk

Asset Acquisition Strategy



- Volatility in the market has created significant opportunities to acquire distressed mining assets at attractive prices

- Contract to purchase mining machines with the current supplier includes variable pricing pegged in part to the price of Bitcoin

    - Since contracting to purchase these machines, a decline in the price of Bitcoin has created more than $7 million in rebate credits which could potentially improve return on investment on these machines

- Plan to maintain a disciplined approach of opportunistically purchasing and cost-effectively operating Bitcoin mining machines in order to maximize long-term shareholder value



Current Bitcoin Environment



- FASB <u>proposal--</u> impairment versus mark to value

- Bitcoin regulated by CFTC as a commodity due to decentralized structure

- Bank financing for Bitcoin Miners non-existent

- White House Proposed 30% tax on Bitcoin Mining energy consumption

- 2024 Halving reduces mining reward from 6.25 to 3.125 BTC

- 2028 Halving reduces mining reward from 3.125 to 1.56 BTC

- Transaction fee increase must be driven by use cases

https://tax.thomsonreuters.com/news/fasb-proposes-accounting-rules-for-measuring-presenting-and-disclosing-crypto-assets/

THOMSON REUTERS

FASB Proposes Accounting Rules for Measuring, Presenting and Disclosing Crypto Assets

Denise Lugo Editor, Accounting and Compliance Alert

March 24, 2023 · 6 minute read



The FASB on March 23, 2023, issued a proposal to provide accounting and disclosure rules for certain types of crypto assets — provisions aimed helping companies to accurately reflect the economics of such assets.

If finalized, the proposal will build the first explicit accounting standard for crypto assets in U.S. GAAP.

The rules will apply to both well-known crypto assets that trade in active markets like Bitcoin and Ethereum, as well as other types of crypto assets that do not trade nearly as frequently (or perhaps at all), accountants said.

"The disclosures are significant – the most important of which may be the requirement for details about significant crypto holdings," KPMG LLP Partner Scott Muir said. "If, for example, I'm a company that holds significant amounts of Bitcoin, Ether, Litecoin I'm going to tell people for each one of those about the number of tokens of each I hold, their fair value and their cost basis," he said.

The board proposed to require crypto assets that meet six specific conditions be measured at fair value and changes in value recognized in each reporting period as profit or loss. Fair value represents the price that would be received if the company were to sell the crypto asset in an orderly transaction to a willing and knowledgeable buyer.

Companies would present crypto assets separately from other intangible assets on the balance sheet because they have different measurement requirements. This approach would result in a prominent display of crypto assets, providing investors with clear and transparent information about the fair value of crypto assets within the financial statements, according to the proposal.

Halving



- Bitcoin halving is an event where the reward for mining new Bitcoin blocks is cut in half, resulting in miners receiving 50% fewer Bitcoins for verifying transactions.

- Bitcoin halving occurs every 210,000 blocks which translate to approximately every 4 years.

- Next halvings are estimated[1]:

  - 2024
  - 2028

- Bitcoin Halving cycle has resulted in higher highs and higher lows.

- Mining machine spot prices have reached $10K per machine prior to BTC ATH-S and subsequent Bitcoin winters.

(1) https://www.zenledger.io/blog/bitcoin-halving



https://twitter.com/therationalroot/status/1632268728413954050

LMFA Halving Strategy

LMFUNDING
AMERICA, INC.

- Infrastructure Light
- Acquire most efficient miners – 24 joules/TH
- Flexible hosting contracts
- Minimize operational losses
- Renew hosting contracts post halving



https://crypto.com/university/what-is-bitcoin-halving

Recent Digital Mining Events



LMFUNDING
AMERICA, INC.

- Expanded a hosting contract with Core Scientific for Core to host an additional 1,400 of the Company's Bitcoin mining machines, bringing the total number of machines hosted by Core to approximately 4,430

- Signed a new contract to host 500 of its Bitcoin mining machines with Aspen Creek Digital Corporation aka Longbow HostCo, LLC

- Signed a new contract with Giga Energy to host approximately 1,080 Bitcoin mining machines

- Purchased additional 300 Bitmain XP mining machines in 2023

Bitcoin Operational Activities



PetaHash



Number of Miners





Recent shift in focus towards Bitcoin mining is transforming the Company for the future

Bitcoin Mining Activities





	March 31, 2022	Dec 31, 2022	March 31, 2023
Bitcoin Balance	-	54.9	83.6

	March 31, 2022	Dec 31, 2022	March 31, 2023
Beginning of Year			54.9
Production of Bitcoin			91.7
Purchase of Bitcoin			2.0
Sale of Bitcoin			(64.9)
Fees			(0.1)
End of Period	-	54.9	83.6

Bitcoin strategy is to sell bitcoin for:
- working capital purposes
- acquire more Bitmain machines
- HODL excess Bitcoins



Symbiont Asset Acquisition



- Acquired the assets of Symbiont, including those related to its Assembly™ financial services blockchain enterprise platform.

- Symbiont Assembly™ is a blockchain platform for building and running decentralized applications called "smart contracts

- Plan to pursue joint ventures and/or other strategic relationships to offer Assembly™ to institutions to issue, track and manage financial instruments, such as data, loans, and securities.

- Additionally, we plan to explore, and consider, other use cases for the Symbiont assets and Assembly™ platform.



Technology

Symbiont Assembly™ is a blockchain platform for building and running decentralized applications, called "smart contracts," that meets the highest standards of security, integrity and availability for mission-critical use cases in financial services.

How it Works

Assembly™ uses **state machine replication** to provide strong consistency and data availability guarantees without sacrificing network decentralization or confidentiality. Assembly smart contracts are written in **SymPL™**, a domain-specific language designed for modeling the most complex business logic for a decentralized, digital golden record of financial transactions.

Specialty Finance & Association Collections



- The Company began in 2008 with a focus on specialty finance – providing funding to nonprofit community associations primarily located in the state of Florida

  - Offer incorporated nonprofit community associations a variety of financial products customized to each association's financial needs

  - Provide funding against delinquent accounts in exchange for a portion of the proceeds collected from the account debtors of the association

  - Business prospers in declining residential real estate market



Financial Results



	Three Months Ended March 31,	
	2023	2022
Revenue	$ 2,313,518	$ 191,004
Operating expenses	4,282,944	5,221,236
Operating income (loss)	(1,969,426)	(5,030,232)
Other income (loss)	(5,193,170)	(989,019)
Loss before income taxes	(7,162,596)	(6,019,251)
Income tax expense	-	-
Net income (loss)	(7,162,596)	(6,019,251)
Less: Net loss attributable to non-controlling interest	1,776,264	291,200
Net income (loss) attributable to LM Funding America Inc.	$ (5,386,332)	$ (5,728,051)

	March 31, 2023	December 31, 2022
Cash and cash equivalents	$ 3,428,906	$ 4,238,006
Bitcoin	1,751,914	888,026
Marketable securities	10,080	4,290
End of Period	$ 5,190,900	$ 5,130,322

- Reflects $2.1 million of BTC revenue

- BTC mining costs of $1.7 million.

- Stock Compensation declined to $0.2 million in 2023 from $3.6 million in 2022.

- Realized gain on sale of digital assets of $0.5 million is reported in Operating expenses in 2023 as an offset.

- SeaStar Medical unrealized loss of $5.8 million in 2023 vs. $1.0 million in 2022.

- Realized $0.6 million from sale of Bitmain coupons reported in Other income which was used to buy additional machines in January 2023.

- Net loss attributable to non-controlling interest of $1.8 million is an offset to the SeaStar Medical unrealized loss.

Core EBITDA (Non-GAAP)



	Three Months Ended March 31,	
	2023	**2022**
Net loss	$ (7,162,596)	$ (6,019,251)
Income tax expense	-	-
Interest expense	-	-
Depreciation and amortization	801,873	3,094
Loss before interest, taxes & depreciation	$ (6,360,723)	$ (6,016,157)
Unrealized loss on investment and equity securities	5,822,854	986,399
Unrealized gain on convertible debt securities	-	(288,320)
Stock compensation and option expense	194,356	3,648,237
Core loss before interest, taxes & depreciation	$ (343,513)	$ (1,669,841)

Our reported results are presented in accordance with U.S. generally accepted accounting principles ("GAAP"). We also disclose Earnings before Interest, Depreciation and Amortization ("EBITDA") and Core Earnings before Interest, Depreciation and Amortization ("Core EBITDA") which adjusts for unrealized gain on investment and equity securities, unrealized gain on convertible debt securities and stock compensation expense, all of which are non-GAAP financial measures. We believe these non-GAAP financial measures are useful to investors because they are widely accepted industry measures used by analysts and investors to compare the operating performance of bitcoin miners.

This table reconciles net loss, which we believe is the most comparable GAAP measure, to EBITDA and Core EBITDA.

Investment Highlights



LM FUNDING
AMERICA, INC.



Continue to execute on Bitcoin mining strategy; currently have approximately 5,000 miners, electrified and actively mining Bitcoin, providing the Company with approximately 520 petahash of mining capacity currently

Signed new contract with GIGA Energy for 1,080 machines which will result in 6,075 total miners and 627 petahash of mining capacity at June 30, 2023

Acquired the assets of Symbiont.io, whose Symbiont Assembly™ is a blockchain platform for building and running decentralized applications called "smart contracts

Strong balance sheet: $5.2 million in liquidity (Cash and BTC), working capital of $4.6 million, $46.1M total assets, $0.2 million of long-term debt at March 31, 2023

Total Equity of $44 million with per share book value of $3.36 as of March 31, 2023

Contact Us



LM Funding Contact:

Bruce M. Rodgers, Esq.

866.235.5001

investors@LMFunding.com

www.lmfunding.com



LMFUNDING
AMERICA, INC.

NASDAQ: LMFA